SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment )*

Celularity Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

151190105
(CUSIP Number)

c/o Tan Kong Han
Dragasac Limited
24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250
Kuala Lumpur, Wilayah Persekutuan, Malaysia
 +(603) 2333-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151190105	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
Dragasac Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,592,596 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,592,596 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,592,596 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 6,529,818 Common Shares that the Reporting Person has the right to acquire upon exercise of Warrants (as defined herein).
2. Calculation is based on the sum of (i) 122,487,170 Common Shares outstanding upon Closing, based on information set forth in the current report on Form 8-K filed by the Issuer on July 22, 2021, plus (ii) 6,529,818 Common Shares issuable to the Reporting Person upon exercise of Warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 151190105	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Genting Berhad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,592,596 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,592,596 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,592,596 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes 6,529,818 Common Shares that Dragasac Limited has the right to acquire upon exercise of Warrants (as defined herein).
2. Calculation is based on the sum of (i) 122,487,170 Common Shares outstanding upon Closing, based on information set forth in the current report on Form 8-K filed by the Issuer on July 22, 2021, plus (ii) 6,529,818 Common Shares issuable to  Dragasac Limited upon exercise of Warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 151190105	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
Lim Kok Thay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,592,596 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,592,596 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,592,596 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1. This amount includes 6,529,818 Common Shares that Dragasac Limited has the right to acquire upon exercise of Warrants (as defined herein).
2. Calculation is based on the sum of (i) 122,487,170 Common Shares outstanding upon Closing, based on information set forth in the current report on Form 8-K filed by the Issuer on July 22, 2021, plus (ii) 6,529,818 Common Shares issuable to Dragasac Limited upon exercise of Warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 151190105	Page 5 of 10 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Common Shares”), of Celularity Inc., a Delaware corporation (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 170 Park Ave, Florham Park, NJ 07932.

Item 2.	Identity and Background

(a - c), (f) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	Dragasac Limited, an Isle of Man limited company (the “Dragasac”);
ii.	Genting Berhad, a Malaysian public company; and
iii.	Lim Kok Thay, a Malaysian citizen (“Mr. Lim”).

Dragasac, an investment holding company, is an indirect wholly-owned subsidiary of Genting Berhad, a public company listed on the Malaysian stock exchange that is principally an investment holding and management company. Mr. Lim is an indirect beneficial owner of the largest shareholder of Genting Berhad, where he serves as Chief Executive and Chairman of the Board. The principal business address of each Reporting Person is c/o Genting Berhad, 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Wilayah Persekutuan, Malaysia.

The board of directors of Dragasac is comprised of John Craig Brown, Wong Yee Fun, Tan Kong Han and Christopher James Tushingham (alternate to John Craig Brown).  The board of directors of Genting Berhad is comprised of Mr. Lim, Foong Cheng Yuen, Lim Keong Hui, Tan Kong Han, Dr. Thillainathan a/l Ramasamy, Koid Swee Lian, Manharlal a/l Ratilal and Eric Ooi Lip Aun. The executive officers of Genting Berhad are Mr. Lim (Chief Executive), Lim Keong Hui (Deputy Chief Executive), Tan Kong Han (President and Chief Operating Officer), and Wong Yee Fun (Chief Financial Officer).  Each of the foregoing directors and executive officers, except John Craig Brown and Christopher James Tushingham, are citizens of Malaysia and have a principal business address of:

c/o Genting Berhad,
24th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Wilayah Persekutuan
Malaysia

John Craig Brown and Christopher James Tushingham are citizens of the United Kingdom and have a principal business address of

c/o IQ EQ (Isle of Man) Limited, First Names House
Victoria Road, Douglas,
Isle of Man IM2 4DF

CUSIP No. 151190105	Page 6 of 10 Pages
(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Immediately prior to the merger (the “Merger”) of GX Acquisition Corp. ("GX"), two of its wholly owned subsidiaries and Celularity Inc. ("Celularity") pursuant to a Merger Agreement and Plan of Reorganization, dated January 8, 2021 (the "Merger Agreement"), Dragasac held (i) 34,560,219 shares of Series B Preferred Stock of Celularity (“Series B Preferred Stock”) and (ii) warrants to acquire 8,495,796 shares of Series B Preferred Stock of Celularity (“Old Celularity Warrants”) that had an exercise price per share equal to the lesser of (a) $5.20 per share or (b) 80% of either (i) the value attributed to one share of Series B Preferred Stock of Celularity upon consummation of a change in control or the closing of a strategic transaction pursuant to which Celularity's stockholders exchange their existing shares of capital stock in Celularity for shares in a company whose shares are listed on a national stock exchange or (ii) the price at which one share of Celularity common stock is sold to the public market in an initial public offering.

Dragasac initially acquired these shares of Series B Preferred Stock and Old Celularity Warrants as follows: In May 2018, Dragasac acquired (i) 12,960,082 shares of Series B Preferred Stock at a purchase price of $5.787 per share, for an aggregate purchase price of approximately $75 million, and (ii) a warrant to purchase an aggregate of 21,600,137 shares of Series B Preferred stock at an exercise price of $5.787 per share (“Initial Warrants”).  In February 2019, Dragasac exercised 8,640,055 of the Initial Warrants, at an exercise price of $5.787 per share.  In May 2019, Celularity amended and restated the Initial Warrant to reduce the exercise price for the remaining warrant shares in exchange for Dragasac agreeing to purchase 4,464,286 shares of Series B Preferred Stock on or before May 31, 2019. In May 2019, Dragasac exercised 4,464,286 of the Initial Warrants at a price per share of $5.60.  In November 2019, Celularity again amended the Initial Warrant to reduce the exercise price to $5.20 for the remaining warrant shares in exchange for Dragasac agreeing to purchase 8,495,796 shares of Series B Preferred Stock on or before November 4, 2019.  On November 4, 2019, Dragasac exercised the remaining 8,495,796 Initial Warrants, at a price per share of $5.20. Following such exercise, the Initial Warrants were no longer outstanding and were exercised in full and Dragasac held 34,560,219 shares of Series B Preferred Stock. A total of approximately $194,178,127.63 was paid to acquire these 34,560,219 shares of Series B Preferred Stock, including approximately $119,178,133.09 paid to exercise the Initial Warrants.

In January 2020, Celularity issued to Dragasac the Old Celularity Warrants.  The Old Celularity Warrants originally expired upon the earlier to occur of the 12-month anniversary of issuance, the consummation of a change in control, the closing of a strategic transaction or an initial public offering, which 12-months was extended to March 2025 by an amendment in March 2020.

CUSIP No. 151190105	Page 7 of 10 Pages
In connection with the Merger, which closed on July 16, 2021 ("Closing"), Dragasac received (i) 26,562,778 Common Shares in exchange for 34,560,219 shares of Series B Preferred Stock held directly by Dragasac and (ii) warrants to acquire 6,529,818 Common Shares at an exercise price of $6.77 per share (“Warrants”) in exchange for the 8,495,796 Old Celularity Warrants held directly by Dragasac.  The Warrants expire upon the earlier to occur of (i) March 16, 2025, or (ii), the consummation of a change in control of the Issuer.

Also at Closing,  Dragasac acquired 3,500,000 Common Shares at a price of $10 per share in connection with a private placement pursuant to a subscription agreement with the Issuer dated January 8, 2021 (“Subscription Agreement”), for an aggregate purchase price of approximately $35 million.  The foregoing summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Subscription Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated by reference herein.

The source of funds used to acquire the securities reported herein came from Genting Berhad’s internal funding.

Item 4.	Purpose of Transaction

The response to Item 3 is incorporated by reference herein.

Dragasac acquired the Shares for investment purposes, and such purchases have been made in Dragasac's ordinary course of business. Dragasac expects to review from time to time their investment in the Company and may, depending on the market and other conditions and subject to the terms of the Lock-Up Agreement (as defined herein), the Issuer’s insider trading policy and applicable regulatory limitations: (i) purchase additional Shares, Warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) exercise Warrants, options or related derivatives now beneficially owned or hereafter acquired by them; and/or (iii) sell all or a portion of the Shares, Warrants, options or related derivatives now beneficially owned or hereafter acquired by them.

Mr. Lim, who serves as Chief Executive and Chairman of the Board of Genting Berhad, also serves as a director on the Issuer’s board of directors.

Consistent with their investment intent, the Reporting Persons, either directly or through Mr. Lim, may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 151190105	Page 8 of 10 Pages
Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 36,592,596 Common Shares, or approximately 28.4% of the Common Shares outstanding.  This amount includes (i) 30,062,778 Common Shares held directly by Dragasac and (ii) 6,529,818 Common Shares that Dragasac has the right to acquire upon exercise of Warrants.  This amount excludes 269,007 Common Shares underlying a deferred compensation award issued to Mr. Lim, with an exercise price of $3.83 and an expiration date of March 24, 2031, which becomes exercisable solely upon the first to occur of: (i) the consummation of a change of control that is also a change in the ownership or effective control of the Issuer, or in the ownership of a substantial portion of the Issuer's assets, (ii) Mr. Lim’s death or disability, or (iii) March 24, 2023, subject to Mr. Lim’s continuous service with the Issuer on such date.  The percentage set forth herein is based on the sum of (i) 122,487,170 Common Shares outstanding upon Closing, based on information set forth in the current report on Form 8-K filed by the Issuer on July 22, 2021, plus (ii) 6,529,818 Common Shares issuable to Dragasac upon exercise of Warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and share the power to dispose or direct the disposition of, the 30,062,778 Common Shares held directly by Dragasac and the 6,529,818 Common Shares that Dragasac has the right to acquire upon exercise of Warrants.

(c) The response to Item 3 is incorporated by reference herein.  Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past sixty days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 3 and Item 4 is incorporated by reference herein.

Prior to the Merger, in March 2020, Dragasac (along with certain other Celularity shareholders) entered into an amended and restated investors’ rights agreement (the “IRA”) with Celularity. The IRA provided Dragasac with certain registration rights, including the right to demand that Celularity file a registration statement or the right to request that its shares be covered by a registration statement that Celularity files.

In connection with Closing, Dragasac entered into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with the Issuer, pursuant to which it will be entitled to rights with respect to the registration of its Common Shares under the Securities Act of 1933, as amended.

CUSIP No. 151190105	Page 9 of 10 Pages
Also in connection with Closing, Dragasac entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which Dragasac agreed, generally, not to sell, pledge, transfer, or otherwise dispose of any Common Shares held immediately after Closing or issuable upon exercise of Warrants held immediately after Closing, until the earlier of (A) one year after the completion of Closing or (B) subsequent to Closing, (x) if the last sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Closing or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Common Shares for cash, securities or other property, subject to certain customary exceptions.  The 3,500,000 Common Shares that Dragasac acquired pursuant to the Subscription Agreement are excluded from the Lock-Up Agreement.

The foregoing summaries of the A&R RRA and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the form of the A&R RRA and the form of Lock-Up Agreement, each of which is filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D and is incorporated by reference herein.

On July 26, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except for the transactions described in this Schedule 13D, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated July 26, 2021

Exhibit 99.2
Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the registration statement on Form S-4 filed by the Issuer with the SEC under File Number 333-252402).

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.8 to the registration statement on Form S-4 filed by the Issuer with the SEC under File Number 333-252402).

Exhibit 99.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to the registration statement on Form S-4 filed by the Issuer with the SEC under File Number 333-252402).

CUSIP No. 151190105	Page 10 of 10 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2021

Dragasac Limited

By:	Tan Kong Han

By:	/s/ Tan Kong Han
Title:	Director

Genting Berhad

By:	Loh Bee Hong, Elaine

By:	/s/ Loh Bee Hong, Elaine
Title:	Company Secretary

Lim Kok Thay
/s/ Lim Kok Thay